CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2008
Earnings from continuing operations	$30,538		$90,807		$110,333
Income taxes	10,566		27,135		36,230
Earnings from continuing operations before income taxes	$41,104		$117,942		$146,563
Fixed charges:
Interest, long-term debt	$14,747		$36,007		$44,327
Interest, other (including interest on short-term debt)	4,623		8,588		7,239
Amortization of debt expense, premium, net	526		1,366		1,720
Portion of rentals representative of an interest factor	130		375		502
Total fixed charges	$20,026		$46,336		$53,788
Earnings from continuing operations before income taxes	$41,104		$117,942		$146,563
Plus: total fixed charges from above	20,026		46,336		53,788
Earnings from continuing operations before income taxes and fixed charges	$61,130		$164,278		$200,351
Ratio of earnings to fixed charges	3.05	X	3.55	X	3.72	X